United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-138617-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-138617 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

USGAAP FINANCIAL PAGES
Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March 31,	December 31,
	2007	2006
	(unaudited)
Assets
Current assets
Cash and cash equivalents	3,954	4,448
Accounts receivable
Related parties	811	675
Unrelated parties	3,032	2,929
Loans and advances to related parties	79	40
Inventories	3,177	3,493
Deferred income tax	439	410
Recoverable taxes	452	414
Others	477	531

	12,421	12,940

Property, plant and equipment, net	41,165	38,007
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	2,930	2,353
Other assets
Goodwill on acquisition of subsidiaries	4,881	4,484
Loans and advances
Related parties	2	5
Unrelated parties	117	109
Prepaid pension cost	1,033	977
Prepaid expenses	287	360
Judicial deposits	949	852
Advances to suppliers — energy	493	443
Recoverable taxes	273	305
Unrealized gain on derivative instruments	155	22
Others	71	69

	8,261	7,626

TOTAL	64,777	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	March 31,	December 31,
	2007	2006
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,474	2,382
Payroll and related charges	352	451
Minimum annual dividends attributed to stockholders	1,494	1,494
Current portion of long-term debt — unrelated parties	746	711
Short-term debt	1,021	723
Loans from related parties	30	25
Provision for income taxes	713	817
Taxes payable	103	119
Employees post-retirement benefits	108	107
Others	541	483

	7,582	7,312

Long-term liabilities
Employees post-retirement benefits	1,951	1,841
Long-term debt — unrelated parties	21,682	21,122
Provisions for contingencies (Note 14 (c))	1,710	1,641
Unrealized gain on derivative instruments	691	705
Deferred income tax	4,796	4,527
Provisions for asset retirement obligations	662	676
Others	857	618

	32,349	31,130

Minority interests	2,704	2,811

Commitments and contingencies (Note 14)

Stockholders’ equity
Preferred class A stock — 3,600,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	4,702
Common stock — 1,800,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,806
Treasury stock — 15,170,644 preferred and 28,291,020 common shares	(389)	(389)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(809)	(1,007)
Undistributed retained earnings	9,992	9,555
Unappropriated retained earnings	4,342	2,508

	22,142	19,673

TOTAL	64,777	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
	March 31,	December 31,	March 31,
	2007	2006	2006
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	6,663	6,451	2,760
Revenues from logistic services	331	342	289
Aluminum products	649	674	429
Other products and services	37	27	12

	7,680	7,494	3,490
Taxes on revenues	(191)	(181)	(150)

Net operating revenues	7,489	7,313	3,340

Operating costs and expenses
Cost of ores and metals sold	(3,813)	(3,760)	(1,256)
Cost of logistic services	(188)	(204)	(174)
Cost of aluminum products	(369)	(392)	(257)
Others	(20)	(31)	(8)

	(4,390)	(4,387)	(1,695)
Selling, general and administrative expenses	(268)	(269)	(168)
Research and development	(113)	(175)	(71)
Others	(16)	(302)	(70)

	(4,787)	(5,133)	(2,004)

Operating income	2,702	2,180	1,336

Non-operating income (expenses)
Financial income	121	181	42
Financial expenses	(659)	(708)	(213)
Foreign exchange and monetary gains, net	770	204	259
Gain on sale of investments	—	311	9

	232	(12)	97

Income before income taxes, equity results and minority interests	2,934	2,168	1,433

Income taxes
Current	(833)	(314)	(242)
Deferred	191	(237)	(53)

	(642)	(551)	(295)

Equity in results of affiliates and joint ventures	138	183	156
Minority interests	(213)	(227)	(123)

Net income	2,217	1,573	1,171

Basic and diluted earnings per Preferred Class A Share	0.92	0.65	0.51
Basic and diluted earnings per Common Share	0.92	0.65	0.51
Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608	1,471,608	1,471,608
Preferred Class A shares	944,586	944,586	831,448
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (unaudited)

	Three-month periods ended
	March 31,	December 31,	March 31,
	2007	2006	2006
Cash flows from operating activities:
Net income	2,217	1,573	1,171
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	392	379	181
Dividends received	90	64	112
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(138)	(183)	(156)
Deferred income taxes	(191)	237	53
Gain on sale of investments	—	(311)	(9)
Foreign exchange and monetary losses (gains), net	(772)	(576)	(291)
Unrealized derivative losses (gains), net	(85)	94	44
Minority interests	213	227	123
Interest payable (receivable), net	173	79	(28)
Others	23	(66)	59
Decrease (increase) in assets:
Accounts receivable	103	37	162
Inventories	673	865	(17)
Others	(404)	124	(108)
Increase (decrease) in liabilities:
Suppliers	46	189	(367)
Payroll and related charges	(161)	(72)	(108)
Income taxes	(54)	(25)	(178)
Others	157	208	(172)

Net cash provided by operating activities	2,282	2,843	471

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	—	(10)	(7)
Repayments	10	—	3
Others	—	(49)	48
Guarantees and deposits	(32)	(17)	(23)
Additions to investments	(52)	(46)	(2)
Additions to property, plant and equipment	(1,106)	(1,781)	(855)
Proceeds from disposal of investments	—	405	14
Proceeds from disposals of property, plant and equipment	—	—	9
Cash used to acquire subsidiaries, net cash of acquired	(2,023)	(13,195)	—

Net cash used in investing activities	(3,203)	(14,693)	(813)

Cash flows from financing activities:
Short-term debt, additions	497	1,151	622
Short-term debt, repayments	(206)	(670)	(572)
Loans
Related parties
Additions	117	—	10
Repayments	(113)	(22)	(40)
Issuances of long-term debt
Related parties	—	14	—
Others	6,463	20,630	1,347
Repayments of long-term debt
Related parties	—	—	(321)
Others	(6,205)	(6,908)	—
Interest attributed to stockholders	—	(650)	—
Dividends to minority interest	(61)	(9)	—

Net cash provided by financing activities	492	13,536	1,046

Increase (decrease) in cash and cash equivalents	(429)	1,686	704
Effect of exchange rate changes on cash and cash equivalents	(65)	(129)	(101)
Cash and cash equivalents, beginning of period	4,448	2,891	1,041

Cash and cash equivalents, end of period	3,954	4,448	1,644

Cash paid during the period for:
Interest on short-term debt	(1)	(1)	(1)
Interest on long-term debt	(205)	(252)	(94)
Income tax	(606)	(121)	(187)
Non-cash transactions
Income tax paid with credits	(119)	(25)	(30)
Interest capitalized	(22)	(30)	(31)
The accom panying notes are an integral part of this condensed consolidated financial inform ation.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
	March 31, 2007	December 31, 2006	March 31, 2006
Preferred class A stock (including six special shares)
Beginning of the period	4,702	4,702	2,150
Capital increase	—	—	2,552

End of the period	4,702	4,702	4,702

Common stock
Beginning and end of the period	3,806	3,806	3,806
Treasury stock
Beginning and end of the period	(389)	(389)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(1,631)	(1,922)	(2,856)
Change in the period	(98)	291	850

End of the period	(1,729)	(1,631)	(2,006)

Unrealized gain on available-for-sale securities
Beginning of the period	271	130	127
Change in the period	315	141	5

End of the period	586	271	132
Superavit (deficit) accrued pension plan
Beginning of the period	353	—	—
Change in the period	(9)	460	—
Initial recognition effect	—	(107)	—

End of the period	344	353	—

Cash flow hedge
Change in the period	(10)	—	—

End of the period	(10)	—	—

Total other cumulative comprehensive deficit	(809)	(1,007)	(1,874)

Undistributed retained earnings
Beginning of the period	9,555	4,706	4,357
Transfer from unappropriated retained earnings	437	4,849	330

End of the period	9,992	9,555	4,687

Unappropriated retained earnings
Beginning of the period	2,508	7,349	3,983
Net income	2,217	1,573	1,171
Dividends and interest attributed to stockholders
Preferred class A stock	—	(585)	—
Common stock	—	(923)	—
Appropriation to reserves	(383)	(4,906)	(330)

End of the period	4,342	2,508	4,824

Total stockholders’ equity	22,142	19,673	16,555

Preferred class A stock (including six special shares)	959,758,200	959,758,200	959,758,200
Common stock	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock			—
Beginning of the period	(43,463,536)	(43,463,536)	(28,313,936)
Sales	1,872	—	—

End of the period	(43,461,664)	(43,463,536)	(28,313,936)

	2,416,195,394	2,416,193,522	2,431,343,122

Dividends and interest attributed to stockholders (per share):
Preferred class A stock (including six special shares)	—	0.61	—
Common stock	—	0.61	—
The accompanying notes are an integral part of this condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information Expressed in
millions of United States dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 9.

On March 31, 2007, the main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	61.74	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD International S.A.	100.00	100.00	Swiss	Trading
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
CVRD Inco (2)	100.00	100.00	Canada	Nickel
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR	89.80	89.80	Brazil	Iron ore
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Log-In Logística Intermodal S.A. (4)	100.00	100.00	Brazil	Logistics
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”) (3)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Urucum Mineração S.A.	100.00	100.00	Brazil	Iron ore, Ferroalloys and Manganese
Valesul Aumínio S.A. (1)	100.00	100.00	Brazil	Aluminum

(1)	Subsidiary consolidated as from July, 2006 (Note 9);

(2)	Subsidiary consolidated as from October, 2006 (Note 9);

(3)	Through Inco Limited; and

(4)	Previously known as Navegação Vale do Rio Doce S.A. — Docenave
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 9).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which is based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and our external legal counsel has confirmed this conclusion. So, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2007, December 31, 2006, and March 31, 2006 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month period ended March 31, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.0478 and R$2.1342 at March 31, 2007 and December 31, 2006, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements reflects expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.

4	Recently-issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

5	Major acquisitions, disposals and restructuring

In March 2007, we acquired the remaining 18% minority interest in Ferro-Gusa held by Nucor do Brasil S.A. for US$20 and it became a wholly-owned subsidiary.

In December 2006, we sold our total interest in Siderar — S.A.I.C, corresponding to 4.85%, a steel plant located in Argentina to Ternium S.A. for US$108 generating a gain of US$96.

In November 2006, we sold 5,362,928 common shares issued by Usinas Siderúrgicas Minas Gerais —USIMINAS (“Usiminas”) to Nippon Steel, Votorantim Participações S/A, and Camargo Corrêa S/A, for the amount of US$176, generating a gain of US$175. We will keep 6.608.608 common shares which are bound by the current shareholders agreement of Usiminas and are necessary in order for us to be a member of the controlling shareholder group of Usiminas and the remaining 13,839,190 common shares are being object of a secondary public offering currently in place.

During the third quarter of 2006, we sold 1,361,100 shares of Gerdau S.A. for US$19. During the forth quarter we sold the remaining 3,379,825 shares of Gerdau S.A. for US$48. The total gain related to this operation amounted to US$56.

In April 2007, we concluded the acquisition of 100% of AMCI Holdings Australia Pty — AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for US$656.

6	Acquisition of Inco (unaudited)

In October, 2006 we acquired Inco Limited (Inco), a Canadian-based nickel company, and the world’s largest nickel prossessing capacity and reserve base, for US$13 billion, corresponding to 174,623,019 common shares for Cdn$ 86.00 each share, representing 75.66% of its outstanding shares. By November 3, 2006 we had already acquired a total of 196,078,276 shares by aproximatelly US$15 billion, representing 86.57% of Inco’s capital. Due to the issuing of new shares related to the convertible debt, on December 31, we had 87.73% of the outstanding shares. On January 3, 2007 the special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary.

Pursuant to the amalgamation, Inco changed its name to “CVRD Inco Limited” (CVRD Inco) and we now own 100.00% of share capital for which we paid US$2 billion.

In December 2006 we concluded several transactions to take out the bridge loan aiming to extend our average debt maturity close to the pre-acquisition level, which is close to ten years, as described in Note 10.

The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s preliminary internal valuation estimates. Such allocations will be finalized based on valuation and other studies which are in course, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments set forth bellow are preliminary and are subject to revision, which may be material.

Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

The purchase price allocation in relation to the fair value of assets and liabilities acquired will be finalized in 2007.

On the preparation of this information our acquisition is of 100.00% of Inco’s shares.

Total disbursements	17,023
Transaction costs	38

Purchase price	17,061
Book value of assets acquired and liabilities assumed, net	(4,657)
Adjustment to fair value of inventory	(2,008)
Adjustment to fair value of property, plant and equipment	(10,309)
Change of control obligations	949
Adjustment to fair value of other liabilities assumed	834
Deferred taxes on the above adjustments	2,384

Goodwill	4,254

Pro forma information considers that our acquisition of 100.00% of Inco as if it was completed at the beginning of each period.

	Three-month periods ended
	March 31, 2006
	CVRD
	Consolidated	Inco	Pro forma
Net operating revenues	3,340	1,211	4,551
Operating costs and expenses	(2,004)	(923)	(2,927)

Operating income	1,336	288	1,624
Non-operating income	97	(250)	(153)

Income before income taxes, equity results and minority interests	1,433	38	1,471
Income taxes	(295)	(5)	(300)
Equity in results of affiliates and joint ventures	156	—	156
Minority interests	(123)	(18)	(141)

Net income	1,171	15	1,186

7	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations the applicable tax rate varied from 3.29% to 43.15%.

The amount reported as income tax expense in our consolidated interim financial information is reconciled to the statutory rates as follows:

	Three-month periods ended (unaudited)
				December 31,
	March 31, 2007			2006	March 31, 2006
	Brazil	Foreing	Total
Income before income taxes, equity results and minority interests	1,601	1,333	2,934	2,168	1,433

Federal income tax and social contribution expense at statutory enacted rates	(544)	(454)	(998)	(737)	(487)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	103	—	103	87	91
Difference on tax rates of foreign income	—	193	193	241	114
Difference on tax basis of equity investees	(64)	32	(32)	(93)	(66)
Tax incentives	52	—	52	47	32
Other non-taxable gains (losses)	45	(5)	40	(96)	21

Federal income tax and social contribution expense in consolidated statements of income	(408)	(234)	(642)	(551)	(295)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Brazilian tax loss carry forwards have no expiration date.

We have also taxes incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not realized any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

Effective January 1, 2007 for U.S. GAAP purposes, we adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. This interpretation also provides guidance on derecognition classification, interest and penalties, accounting in interim periods disclosure and transition. The effect of first applying the provision of this interpretation was immaterial. In applying this interpretation, our policy is to record interest and penalties associated with underpayment of income taxes as interest expense.

8	Inventories

	March 31, 2007	December 31,
	(unaudited)	2006
Finished products

Iron ore and pellets	368	325
Manganese and ferroalloys	105	94
Alumina	47	33
Aluminum	107	110
Kaolin	29	23
Copper concentrate	17	5
Nickel (co-products and by-products)	1,611	2,046
Others	42	40
Spare parts and maintenance supplies	851	817

	3,177	3,493

9	Investments in affiliated companies and joint ventures

	March 31, 2007				Investments		Equity Adjustments			Dividends received
							Three-month periods ended (unaudited)			Three-m onth periods ended (unaudited)
				Net income	March 31,
	Participation in		Net	(loss) for the	2007	December	March 31,	December	March 31,	March 31,	December	March 31,
	capital (%)		equity	period	(unaudited)	31, 2006	2007	31, 2006	2006	2007	31, 2006	2006
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	93	13	47	40	6	2	9	—	—	22
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	89	11	45	42	6	4	5	—	—	13
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	84	10	42	40	5	—	9	—	10	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	76	8	39	37	4	3	4	—	—	12
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	689	120	397	370	60	66	39	50	25	25
Minas da Serra Geral S.A. — MSG	50.00	50.00	47	1	24	25	1	2	—	—	—	—
Gulf Industrial Investment Company — GIIC (4)	—	—	—	—	—	—	—	—	14	—	—	—
Others	—	—	—	—	20	23	1	1	(2)	—	—	—

					614	577	83	78	78	50	35	72
Logistics
MRS Logística S.A	37.23	40.45	631	58	256	222	23	27	14	—	22	—

					256	222	23	27	14	—	22	-
Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $407) (3)	—	—	—	—	1,197	744	—	50	26	—	7	—
California Steel Industries Inc. — CSI	50.00	50.00	330	1	165	175	1	4	15	11	—	3

					1,362	919	1	54	41	11	7	3
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	305	56	122	164	22	20	12	29	—	37
Valesul Alumínio S.A. — VALESUL (5)	100.00	100.00	—	—	—	—	—	—	4	—	—	—

					122	164	22	20	16	29	—	37
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	483	36	121	112	9	9	7	—	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	92	—	23	23	—	(5)	—	—	—	—

					144	135	9	4	7	—	—	-
Nickel — available-for-sale investments (6)
Jubilee Mines N.L (cost $30)	4.87	4.87	—	—	90	79	—	—	—	—	—	—
Lion Ore Mining International Ltd (cost $21)	1.80	1.80	—	—	67	45	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $12)	9.30	9.30	—	—	31	21	—	—	—	—	—	—
Skye Resources Inc (cost $-18)	13.70	13.70	—	—	63	36	—	—	—	—	—	—
Heron Resources Inc (cost $3)	9.80	9.80	—	—	17	12	—	—	—	—	—	—
Others	—	—	—	—	26	29	—	—	—	—	—	—

					294	222	—	—	—	—	—	-
Other affiliates and joint ventures
Others	—	—	—	—	138	114	—	—	—	—	—	-

					138	114	—	—	—	—	—	-

					2,060	1,554	32	78	64	40	7	40

Total	—	—	—	—	2,930	2,353	138	183	156	90	64	112

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$ 52 and US$ 50 in 2007 and 2006, respectively;

(3)	Equity method used through November 2006, and available-for-sale subsequently;

(4)	Sold for US$ 418 in May, 2006;

(5)	Subsidiary consolidated as from July, 2006;

(6)	Investment held through Inco Limited.

10	Long-term debt

	Current liabilities		Long-Term liabilities
	March 31,		March 31,
	2007	December	2007	December
	(unaudited)	31, 2006	(unaudited)	31, 2006
Foreign debt
Loans and financing denominated in the following currencies:
United States dollars	180	192	10,550	10,622
Others	3	4	13	13

Fixed Rate Notes — US$ denominated	—	112	6,782	6,785
Debt securities — export sales (*) — US$ denominated	78	86	245	259
Perpetual notes	—	—	86	86
Accrued charges	205	139	—	—

	466	533	17,676	17,765

Local debt

Denominated in Long-Term Interest Rate — TJLP/CDI	17	16	1,047	511
Denominated in General Price Index-Market (IGPM)	21	20	1	1
Basket of currencies	2	2	7	7
Non-convertible debentures	—	—	2,895	2,774
Denominated by U.S. dollars	98	107	56	64
Accrued charges	142	33	—	—

	280	178	4,006	3,357

Total	746	711	21,682	21,122

(*)	Debt securities secured by future receivables arising from certain export sales.
The long-term portion as of March 31, 2007 falls due in the following years (unaudited):

2009	2,487
2010	287
2011	1,027
2012 thereafter	17,699
No due date (Perpetual notes and non-convertible debentures)	182

21,682

As of March 31, 2007 annual interest rates on long-term debt were as follows (unaudited):

3.1% to 5%	11,463
5.1% to 7%	3,656
7.1% to 9%	5,320
9.1% to 11%	1,740
Over 11%	158
Variable (Perpetual notes)	91

22,428

The indices applied to debt and respective percentage variations in each year were as follows (unaudited):

	%
	March 31, 2007	December 31, 2006

TJLP — Long-Term Interest Rate (effective rate)	1.6	7.9
IGP-M — General Price Index-Market	1.1	3.8
Devaluation of United States Dollar against Real	(4.1)	(8.7)

Pursuant the acquisition of Inco we executed various financial operations through December, 2006. After the execution of transactions, we completed a the take out of the initial US$ 14.6 billion bridge loan, used to finance the Inco acquisition.

One of these transactions, on November 16, 2006, we issued a US$ 3.75 billion 10-year and 30-year notes. The US$ 1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$ 2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

The other transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures (debentures) in the amount of US$ 2.5 billion, in two series, with four and seven-year maturities. The first series, due on November 20, 2010, US$ 700, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, US$ 1.8 million, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

The other transaction which closed on December 21, 2006, was a pre-export finance transaction of US$ 6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes a US$ 5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$ 1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

The last transaction involved the settlement of the bridge loan with cash and advance on export contracts, totaling US$ 2.25 billion occurred on April.

11	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds six preferred special share which confers to it permanent veto rights over certain matters.

On May 22, 2006 a stock split was effected which had been approved by the Extraordinary General Shareholders’ Meeting on April 27, 2006. Each existing, common and preferred, share was split into two shares. After the split our capital comprises 2,459,657,058 shares, of which 959,758,200 class “A” preferred shares and 1,499,898,858 common shares, including six special class shares without par value (“Golden Share”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, executed during 180 days. As of December 31, 2006, when the program came to an end, we had acquired 15,149,600 shares held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$ 19.98 (minimum cost of US$ 18.89 and maximum of US$ 20.74).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share.

In April, 2007, we paid US$ 850 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends.

In April 2007, through an Extraordinary Shareholders´ meeting the paid-in capital increased of US$4,187 million through reserves, without issue of shares. From that day the total paid-in capital is US$ 12,695 million.

Basic and diluted earnings per share (unaudited)

Basic and diluted earnings per share amounts have been calculated as follows:

		Weighted
	Income	average	Basic and diluted
	(Numerator)	(Thousands)	per-share amount
	(US$ million)	(Denominator)	(US$ per share)
Net income for the three-month period ended March 31, 2007	2,217

Income available to preferred stockholders	867	944,586	0.92
Income available to common stockholders	1,350	1,471,608	0.92

Net income for the three-month period ended December 31, 2006	1,573

Income available to preferred stockholders	615	944,586	0.65
Income available to common stockholders	958	1,471,608	0.65

Net income for the three-month period ended March 31, 2006	1,171

Income available to preferred stockholders	423	831,448	0.51
Income available to common stockholders	748	1,471,608	0.51
There are no securities outstanding with generate a dilutive effect on earnings per shares.

12	Other Cumulative Comprehensive income (deficit) (unaudited)

	Three-month periods ended
	March 31, 2007	December 31, 2006	March 31, 2006

Comprehensive income is comprised as follows:
Net income	2,217	1,573	1,171
Cumulative translation adjustments	(98)	291	850
Unrealized gain (loss) on available-for-sale securities	315	141	5
Superavit (deficit) accrued pension plan	(9)	(107)	—
Cash flow hedge	(10)	—	—

Total comprehensive income	2,415	1,898	2,026

Taxes effect on other comprehensive income (expense) allocated to each component
Unrealized gain on investments available-for-sales
Tax (expense) benefit	(306)	(124)	—
Net effect	586	271	—
Superavit (deficit) accrued pension plan
Tax (expense) benefit	(184)	(187)	—
Net effect	344	353	—
13	Pension costs (unaudited)

	Three-month periods ended
	March 31, 2007			December 31, 2006			March 31, 2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	1	14	4	2	14	4	1	—	—
Interest cost on projected benefit obligation	46	48	16	82	56	18	40	6	2
Expected return on assets	(86)	(55)	—	(131)	(56)	—	(64)	(2)	—
Amortization of initial transitory obligation	2	—	—	4	—	—	2	—	—
Net deferral	(2)	—	—	(10)	—	—	(4)	—	—

Net periodic pension cost	(39)	7	20	(53)	14	22	(25)	4	2

We previously disclosed in our consolidated financial statements for the year ended December 31, 2007, that we expected to contribute US$ 238 to our defined benefit pension plan in 2007. As of March 31, 2007, contribution of US$ 66 had been made. We do not expect any significant change in our previous estimate.

14	Commitments and contingencies

(a)	At March 31, 2007, we had extended guarantees for borrowings obtained by affiliates in the amount of US$ 3, as follows:

	Amount of	Denominated		Final	Counter
Affiliate	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	3	US$	Debt guarantee	2008	None
We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees.

(b)	We provided a guarantee covering certain termination payments to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for our Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the ESA, the termination payment could reach up to an amount of 131 million euros as at March 31, 2007. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

Additionally, in connection with the Girardin Financing, a special tax-advantage lease financing sponsored by the French Government related with this project we provided certain guarantees pursuant to which we guaranteed, in certain events of default, payments up to a maximum amount of US$ 100.

(c)	Our subsidiaries and we are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2007		December 31, 2006
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	402	288	378	234
Civil claims	278	132	260	117
Tax — related actions	1,005	528	972	500
Others	25	1	31	1

	1,710	949	1,641	852

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents and return of land.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax, income tax and uncertain tax position — FIN 48. Uncertain tax position generated provisions in the amount of US$ 808 and US$ 784 at March 31, 2007 and December 31, 2006.

We continue to vigorously pursue our interests benefit in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended March 31, 2007, December 31, 2006 and March 31, 2006 aggregated US$ 48, US$ 424 and US$ 603, respectively, and additional provisions aggregated US$ 45, US$ 439 and US$ 416, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses, which total US$ 1,506 at March 31, 2007, for which no provision has been made.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On April 2007 we paid as remuneration of these “debentures” the amounts of $6.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. On March 31, 2007, US$ 37 of environmental liabilities and asset retirement obligations was classified in current liabilities (Others).

The changes are demonstrated as follows:

	Three-month periods ended (unaudited)
		December 31,
	March 31, 2007	2006	March 31, 2006

Provisions for asset retirement obligations beginning of period	676	258	225
Liability recognized upon consolidation of Inco	—	178	—
Accretion expense	12	186	6
Liabilities settled in the current period	(3)	(4)	—
Revisions in estimated cash flows	—	59	—
Cumulative translation adjustment	14	(1)	17

Provisions for asset retirement obligations end of period	699	676	248

15	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern, Southern and South transportation systems, including railroads, ports and terminals, as they pertain to our mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous — comprises the production of non-ferrous minerals, including potash, kaolin, copper and nickel (co-products and by-products).

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	As of and for the three-month periods ended (unaudited)
	March 31, 2007							December 31, 2006							March 31, 2006
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	4,415	3,482	14	813	22	(2,204)	6,542	4,237	3,182	23	841	15	(1,953)	6,345	3,303	180	16	590	—	(1,449)	2,640
Gross revenues — Domestic	770	109	331	159	—	(231)	1,138	736	100	336	136	—	(159)	1,149	536	55	294	89	7	(131)	850
Cost and expenses	(3,407)	(2,564)	(220)	(697)	(20)	2,435	(4,473)	(3,340)	(2,591)	(226)	(709)	(6)	2,112	(4,760)	(2,577)	(161)	(230)	(510)	(4)	1,580	(1,902)
Research and development	(16)	(59)	(2)	—	(36)	—	(113)	(36)	(85)	(5)	—	(49)	—	(175)	(22)	(25)	(1)	—	(23)	—	(71)
Depreciation, depletion and amortization	(197)	(149)	(25)	(20)	(1)	—	(392)	(182)	(149)	(25)	(21)	(2)	—	(379)	(134)	(19)	(14)	(14)	—	—	(181)

Operating income	1,565	819	98	255	(35)	—	2,702	1,415	457	103	247	(42)	—	2,180	1,106	30	65	155	(20)	—	1,336
Financial income	528	83	2	4	25	(521)	121	265	95	8	7	—	(194)	181	161	—	8	2	4	(133)	42
Financial expenses	(1,003)	(160)	(2)	(14)	(1)	521	(659)	(646)	(80)	(3)	(169)	(4)	194	(708)	(276)	(2)	(2)	(62)	(4)	133	(213)
Foreign exchange and monetary gains (losses), net	735	(8)	(3)	45	1	—	770	(26)	209	(4)	23	2	—	204	126	58	(11)	86	—	—	259
Gain on sale of investments	—	—	—	—	—	—	—	80	—	—	—	231	—	311	9	—	—	—	—	—	9
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	83	—	23	22	10	—	138	77	—	27	20	59	—	183	78	—	14	16	48	—	156
Income taxes	(394)	(200)	(3)	(45)	—	—	(642)	(235)	(251)	(9)	(56)	—	—	(551)	(246)	—	(3)	(46)	—	—	(295)
Minority interests	(21)	(88)	(2)	(102)	—	—	(213)	(19)	(190)	—	(18)	—	—	(227)	(67)	—	—	(56)	—	—	(123)

Net income	1,493	446	113	165	—	—	2,217	911	240	122	54	246	—	1,573	891	86	71	95	28	—	1,171

Sales classified by geographic destination:
Export market America, except United States	300	376	6	203	—	(217)	668	326	437	9	206	—	(249)	729	271	1	6	131	—	(172)	237
United States	95	650	—	69	22	(79)	757	86	440	—	66	15	(49)	558	104	3	—	3	—	(41)	69
Europe	1,373	551	3	348	—	(734)	1,541	1,575	497	6	316	—	(700)	1,694	1,150	95	6	288	—	(580)	959
Middle East/Africa/Oceania	194	111	—	44	—	(103)	246	198	60	1	73	—	(58)	274	183	4	—	32	—	(68)	151
Japan	425	526	—	149	—	(214)	886	536	473	—	143	—	(220)	932	362	29	—	126	—	(144)	373
China	1,662	268	4	—	—	(695)	1,239	1,281	446	8	26	—	(486)	1,275	956	10	3	—	—	(316)	653
Asia, other than Japan and China	366	1,000	1	—	—	(162)	1,205	235	828	(1)	11	—	(190)	883	277	38	1	10	—	(128)	198

	4,415	3,482	14	813	22	(2,204)	6,542	4,237	3,181	23	841	15	(1,952)	6,345	3,303	180	16	590	—	(1,449)	2,640
Domestic market	770	109	331	159	—	(231)	1,138	736	100	336	136	—	(159)	1,149	536	55	294	89	7	(131)	850

	5,185	3,591	345	972	22	(2,435)	7,680	4,973	3,281	359	977	15	(2,111)	7,494	3,839	235	310	679	7	(1,580)	3,490

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	March 31, 2007
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,975	475	2,450	(72)	2,378	(800)	1,578	(173)	1,405	13,747	347	44
Pellets	508	106	614	(23)	591	(409)	182	(18)	164	709	10	570
Manganese	3	3	6	(1)	5	(9)	(4)	(1)	(5)	65	—	—
Ferroalloys	94	43	137	(11)	126	(107)	19	(4)	15	172	3	—

	2,580	627	3,207	(107)	3,100	(1,325)	1,775	(196)	1,579	14,693	360	614

Non ferrous
Nickel and other products (*)	3,185	43	3,228	—	3,228	(2,333)	895	(126)	769	18,588	434	294
Potash	—	32	32	(2)	30	(21)	9	(5)	4	187	6	—
Kaolin	42	8	50	(2)	48	(50)	(2)	(7)	(9)	280	31	—
Copper concentrate	121	25	146	(5)	141	(77)	64	(11)	53	1,482	40	—

	3,348	108	3,456	(9)	3,447	(2,481)	966	(149)	817	20,537	511	294

Aluminum
Alumina	243	—	243	(3)	240	(175)	65	(11)	54	1,941	70	—
Aluminum	324	72	396	(15)	381	(179)	202	(9)	193	435	15	—
Bauxite	10	—	10	—	10	(10)	—	—	—	687	44	122

	577	72	649	(18)	631	(364)	267	(20)	247	3,063	129	122

Logistics
Railroads	—	242	242	(41)	201	(111)	90	(21)	69	748	8	256
Ports	3	63	66	(12)	54	(38)	16	(3)	13	837	7	—
Ships	11	12	23	(2)	21	(23)	(2)	(2)	(4)	52	8	—

	14	317	331	(55)	276	(172)	104	(26)	78	1,637	23	256

Others	23	14	37	(2)	35	(53)	(18)	(1)	(19)	1,235	83	1,644

	6,542	1,138	7,680	(191)	7,489	(4,395)	3,094	(392)	2,702	41,165	1,106	2,930

(*) Includes the product nickel co-products and by products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	December 31, 2006
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,163	484	2,647	(59)	2,588	(1,183)	1,405	(152)	1,253	13,235	820	48
Pellets	432	112	544	(24)	520	(311)	209	(17)	192	593	61	529
Manganese	11	4	15	—	15	(56)	(41)	(1)	(42)	65	7	—
Ferroalloys	99	48	147	(12)	135	(120)	15	(5)	10	186	11	—

	2,705	648	3,353	(95)	3,258	(1,670)	1,588	(175)	1,413	14,079	899	577

Non ferrous
Nickel and other products (*)	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	43	43	(2)	41	(26)	15	(7)	8	178	7	—
Kaolin	62	8	70	(4)	66	(63)	3	(6)	(3)	249	19	—
Copper concentrate	152	31	183	(8)	175	(67)	108	(16)	92	1,386	41	—

	3,000	98	3,098	(14)	3,084	(2,423)	661	(153)	508	19,006	550	222

Aluminum
Alumina	338	—	338	2	340	(238)	102	(13)	89	1,805	170	—
Aluminum	263	65	328	(14)	314	(143)	171	(7)	164	415	26	—
Bauxite	8	—	8	—	8	(8)	—	—	—	609	95	164

	609	65	674	(12)	662	(389)	273	(20)	253	2,829	291	164

Logistics
Railroads	—	247	247	(45)	202	(110)	92	(17)	75	720	26	222
Ports	4	65	69	(12)	57	(39)	18	(4)	14	222	6	—
Ships	12	14	26	(1)	25	(16)	9	(3)	6	45	2	—

	16	326	342	(58)	284	(165)	119	(24)	95	987	34	222

Others	15	12	27	(2)	25	(107)	(82)	(7)	(89)	1,106	7	1,168

	6,345	1,149	7,494	(181)	7,313	(4,754)	2,559	(379)	2,180	38,007	1,781	2,353

(*) Includes the product nickel co-products and by products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	March 31, 2006
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,633	367	2,000	(57)	1,943	(860)	1,083	(113)	970	11,404	591	43
Pellets	375	87	462	(19)	443	(295)	148	(12)	136	480	7	592
Manganese	8	3	11	(1)	10	(7)	3	(1)	2	60	8	—
Ferroalloys	71	35	106	(9)	97	(84)	13	(4)	9	198	—	—

	2,087	492	2,579	(86)	2,493	(1,246)	1,247	(130)	1,117	12,142	606	635

Non ferrous
Potash	—	22	22	(1)	21	(14)	7	(2)	5	178	6	—
Kaolin	41	7	48	(3)	45	(41)	4	(6)	(2)	242	—	—
Copper concentrate	90	21	111	(5)	106	(53)	53	(8)	45	1,286	35	—

	131	50	181	(9)	172	(108)	64	(16)	48	1,706	41	—

Aluminum
Alumina	150	10	160	(2)	158	(138)	20	(8)	12	1,428	61	—
Aluminum	247	13	260	(2)	258	(112)	146	(6)	140	382	1	67
Bauxite	9	—	9	—	9	(9)	—	—	—	356	48	151

	406	23	429	(4)	425	(259)	166	(14)	152	2,166	110	218

Logistics
Railroads	—	214	214	(39)	175	(114)	61	(16)	45	674	26	183
Ports	—	54	54	(9)	45	(31)	14	(3)	11	237	1	—
Ships	14	7	21	(1)	20	(25)	(5)	(1)	(6)	3	—	—

	14	275	289	(49)	240	(170)	70	(20)	50	914	27	183
Others	2	10	12	(2)	10	(40)	(30)	(1)	(31)	1,021	71	784

	2,640	850	3,490	(150)	3,340	(1,823)	1,517	(181)	1,336	17,949	855	1,820

16	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

For new derivative contracts entered into since January 1, 2007, to protect against commodity prices on 80% aluminum product sales over the next two years we have designated such derivatives (forwards and zero-cost collars) as cash flow hedges. The effect of hedge accounting was not relevant to date.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Interest
	rates			Aluminum
	(LIBOR)	Currencies	Gold	Products	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at January 1, 2007	6	(16)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(3)	5	12	29	38	(12)	—	69
Unrealized gains (losses) in the period	(1)	160	(3)	8	(49)	(24)	(6)	85
Effect of exchange rate changes	—	4	(2)	(12)	3	—	—	(7)

Unrealized gains (losses) at March 31, 2007	2	153	(46)	(293)	(306)	(20)	(26)	(536)

Unrealized gains (losses) at October 1, 2006	(1)	35	(51)	(195)	3	—	—	(209)
Gain (Loss) recognized upon consolidation of Inco	4	9	—	—	(364)	62	(22)	(311)
Financial settlement	—	(6)	7	22	—	(88)	—	(65)
Unrealized gains (losses) in the period	3	(54)	(8)	(142)	63	42	2	(94)
Effect of exchange rate changes	—	—	(1)	(3)	—	—	—	(4)

Unrealized gains (losses) at December 31, 2006	6	(16)	(53)	(318)	(298)	16	(20)	(683)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(210)	—	—	—	(259)
Financial settlement	—	—	4	28	—	—	—	32
Unrealized gains (losses) in the period	1	—	(12)	(33)	—	—	—	(44)
Effect of exchange rate changes	—	—	(4)	(21)	—	—	—	(25)

Unrealized gains (losses) at March 31, 2006	(3)	1	(58)	(236)	—	—	—	(296)

Except as described above unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	December 2011
Currencies	December 2011
Products Aluminum	December 2008
Copper concentrate	December 2008
Nickel	April 2009
Platinum	December 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: May 9, 2007	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer